Organigram Reports Third Quarter Fiscal 2020 Results

  Net revenue of $18.0 million compared to $24.8 million in Q3 2019

  Generated positive cash flow from operations of $8.5 million as a result of monetization and optimization of working capital and ended the quarter with cash and short-term investments of $44.8 million

  Subsequent to quarter-end, raised $17.9 million in gross proceeds to complete the at-the-market ("ATM") equity program and drew remaining $30 million on its existing term loan with only modest remaining expansion capex of $4 million as at quarter-end based on current plans

  Launched Organigram's first value offering of dried flower in a large size format of 28g into the fast-growing value segment of the adult-use recreational market

  Secured the Company's largest international deal to date in June 2020 to supply one of Israel's largest and most established medical cannabis producers, Canndoc Ltd., with up to 6,000kg of dried flower in a multi-year agreement

  Reduced the Company's workforce by ~25% or ~220 employees in June 2020 in order to better align with the needs of the business and prevailing market conditions

MONCTON, JULY 21, 2020 - Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), the parent company of Organigram Inc. (together, the "Company" or "Organigram"), a leading licensed producer of cannabis, is pleased to announce its results for the third quarter ended May 31, 2020 ("Q3" or "Q3 2020").

(in 000s) unless otherwise indicated	Q3 2020	Q3 2019	% Change
Select Key Financial Metrics
Gross revenue	22,241	30,361	-27%
Excise taxes	(4,220)	(5,611)	-25%
Net revenue	18,021	24,750	-27%
Cost of sales	44,375	12,473	256%
Gross margin before fair value changes to bio assets & inventories sold	(26,354)	12,277	-315%
Fair value changes to biological assets & inventories sold	(23,862)	(12,456)	92%
Gross margin	(50,216)	(179)	nm*
Sales & marketing and general & administrative expenses ("SG&A")[1]	10,258	9,063	13%
Net loss	(89,871)	(10,180)	783%
Adjusted EBITDA[2]	(24,739)	7,712	-421%
Net cash provided by operating activities	8,540	3,006	184%

1 Excluding share-based compensation and impairment on property, plant and equipment

2 Adjusted EBITDA is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS; please refer to the Company's Q3 2020 MD&A for definitions and a reconciliation to IFRS.
* not meaningful

Select Balance Sheet Metrics (in 000s)	31-May-20	31-Aug-19	% Change
Cash & Short-Term Investments	44,777	47,935	-7%
Biological Assets & Inventories	100,634	113,796	-12%
Other Current Assets	17,226	34,550	-50%
A/P and Other Current Liabilities	31,563	43,864	-28%
Working Capital	131,074	152,417	-14%
Property, Plant & Equipment	249,719	218,470	14%
Long-Term Debt	78,884	46,067	71%
Total Assets	433,677	428,525	1%
Total Liabilities	113,519	101,519	12%
Shareholders' Equity	320,158	327,006	-2%

"Since the onset of the global pandemic, the priority for us has been protecting the health and safety of our employees," said Greg Engel, CEO.  "This prioritization led to a significantly reduced workforce which contributed to a number of product launch delays, including our initial large format value offering which affected opportunities to potentially capture significant market share and sales in dried flower, the largest product segment of the recreational market.  Since then, we launched a number of new products and line extensions with more to come. Furthermore, we believe we have right-sized our workforce and even before doing so, we were able to generate positive cash flow from operations in Q3 2020 as we continue to remain focused on building a business that delivers attractive return on investment for shareholders."

Key Financial Results for the Third Quarter Fiscal 2020

  Net Revenue:
    Q3 2020 net revenue of $18.0 million compared to $24.8 million in Q3 2019 primarily due to:
      Lower flower sales volumes and a lower average net selling price driven by increased competition and as the large format dried flower value segment of the recreational market grew in Q3 2020 while there was a delay launching Organigram's large format value product  due in part to a reduced workforce from COVID-19 and earlier delays in packaging material and equipment; and
      Ongoing evolving consumer preferences, for which a net provision for sales returns and price adjustments on slow-moving aged product of $3.0 million was recognised during Q3 2020.
  Cost of Sales:
    Q3 2020 cost of sales of $44.4 million compared to Q3 2019 cost of sales of $12.5 million.
    Higher cost of sales in Q3 2020 was primarily due to:
      Write-offs of excess and unsaleable inventories of $19.3 million, of which $11.9 million related to excess trim and concentrate;

  $2.7 million in inventory write-downs to net realizable value to reflect declining prices; and
  $7.9 million in charges related to a reduced workforce due to COVID-19 comprised of $5.0 million in plant culling, $2.0 million in unabsorbed fixed overhead as a result of lower production volumes, and $0.9 million mostly related to lump-sum payments paid to temporarily laid-off workers.
  Gross Margin before fair value changes to biological assets and inventories sold:
    Q3 2020 negative gross margin before fair value changes to biological assets and inventories of $26.4 million compared to positive $12.3 million in Q3 2019.
    Negative and lower gross margin in Q3 2020 was largely due to lower net revenue and higher cost of sales as described above.
  Gross Margin:
    Q3 2020 negative gross margin of $50.2 million compared to Q3 2019 negative gross margin of $0.2 million, largely due to negative Q3 2020 gross margin before fair value changes to biological assets and inventories sold as described above as well as  greater net non-cash negative fair value changes to biological assets and inventories sold of $23.9 million in Q3 2020 versus $12.5 million in Q3 2019.
  SG&A expenses:
    Q3 2020 SG&A of $10.3 million were comparable to Q3 2019's amount of $9.1 million.  The increase in costs from the Company's continued to scale operations for the ongoing launch of Rec 2.0 products was offset by the current quarter's reduced spending during COVID-19.
  Adjusted EBITDA1 :
    Q3 2020 negative adjusted EBITDA of $24.7 million compared to Q3 2019 adjusted EBITDA of $7.7 million.
    Q3 2020 negative adjusted EBITDA was largely impacted by lower gross margin before fair value adjustments to biological assets and inventories sold in Q3 2020 as described above.
  Net Loss:
    Q3 2020 net loss of $89.9 million, or $(0.51) per share on a diluted basis, compared to Q3 2019 net loss of $10.2 million, or $(0.07) per share, largely due to greater negative gross margin in Q3 2020 as described above as well as $37.7 million in impairment charges for property, plant and equipment in Q3 2020 ($0 in Q3 2019).

_______________________________________________
1 Adjusted EBITDA is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS; please refer to the Company's Q3 2020 MD&A for definitions and a reconciliation to IFRS.

Canadian Adult-Use Recreational Market - Rec 1.0

Value in Large Format Offering

  The Company has noted the significant growth in the large format dried flower value segment of the market with intensifying competition including recent entries of lower priced offerings, which have caused significant market share shifts within the dried flower segment.  Particularly since the onset of the pandemic, value priced product in larger format sizes have become an increasing focus of consumers.

  During the quarter, the Company responded with the introduction of Trailer Park Buds ("TPB"), its first value offering of dried flower in a large size format of 28g.  The Company is not limited to competing on price alone as it believes its product is differentiated from much of the competition since it is indoor-grown, dried whole flower and strain specific.  The product was well-received and sold out quickly in many of the early entry provinces. The Company's efforts to capitalize on opportunities to capture more market share and sales during Q3 2020 were affected by the pandemic as the launch of TPB was delayed due in part to a reduced workforce from COVID-19 until later in the quarter (the last week of April 2020).

  The Company announced in early Q4 Fiscal 2020 that it is proactively making some changes to the TPB brand and logo after reviewing perception around the brand with Health Canada.  In the immediate term, Organigram has moved to a modified version of the logo, "Buds". As such, there was some disruption to supply in the first month of Q4 Fiscal 2020.  Longer term, the Company is exploring options for a permanent revised brand name for its large format value brand.

  In Q3 Fiscal 2020, the Company had listings of TPB in Alberta, Manitoba, Saskatchewan, New Brunswick and Nova Scotia and launched in Ontario in mid-July.  For Quebec, the Company expects to offer dried flower in large format size of 28g under its Trailblazer value brand in Q1 Fiscal 2021.

Further Value Segment Offerings

  Organigram's value segment strategy also includes dried flower offerings launched in larger format sizes of 7g and 15g under our Trailblazer brand in mid-July 2020.

  The Company's Trailblazer value brand offers higher THC levels versus what was offered when originally launched near the start of adult-use cannabis legalization, at a competitive price point such that the Company believes it has the ability to compete in the growing large format value segment of the market.

New Strain and Line Extension Launches

  The Company expects to start shipping new core strains with higher potency THC during Q4 Fiscal 2020 and began rolling out further line extensions, including new size formats and three-pack pre-rolls of its most popular strains, such as Limelight and Blue Velvet, in June 2020.

Canadian Adult-Use Recreational Market - Rec 2.0

Vape Portfolio

  Organigram shipped the first of its Rec 2.0 products on or about December 17, 2019 including Trailblazer Spark, Flicker and Glow 510-thread Torch vape cartridges followed by its first shipment of Edison + Feather ready-to-go distillate pens on or about February 20, 2020. Powered by Feather technology, Edison vape pens are ready-to-use inhalation-activated pens that are designed to offer adult consumers a simple and intuitive user experience.

  During Q3, the Company launched Edison + PAX ERA® distillate cartridges, its premium line of vape products, in April 2020.

Cannabis-Infused Chocolates

  The Company also began shipping the first of its premium cannabis-infused chocolates, Edison Bytes, which are truffles in both milk and dark chocolate formulations on or about February 20, 2020. The chocolates are available to Canadian adult consumers as single chocolates containing 10 mg of THC each and as a set of two truffles containing 5 mg THC each.

  In addition to its Edison Bytes cannabis-infused chocolates, the Company expects to launch a cannabis-infused chocolate bar into the value segment of the adult-recreational edibles market under the Trailblazer brand in Q4 Fiscal 2020.  The chocolate bar will be available in two flavours, mocha and mint chocolate with 10 mg of THC in every 42 g bar.

Powdered Beverage Launch

  As previously announced, Organigram's researchers have developed a proprietary nano-emulsification technology that is anticipated to provide an initial absorption of the cannabinoids within 10 to 15 minutes.  The team of researchers transformed this emulsification into a solid form, turning it into a dissolvable powder which can be added to a liquid of a consumer's choice.

  The Company expects to launch the powdered beverage product in Q1 Fiscal 2021.

Phase 4 Expansion

  As previously estimated and disclosed, the entire Phase 4 expansion of the Moncton Campus facility represented a total of 77,000 kg per year of additional annual target production capacity and was divided into a series of stages (4A: 25,000 kg; 4B: 28,000 kg; and 4C: 24,000 kg).  As the Company adjusts its production methods to produce higher THC levels in the cannabis plants, the yield per plant is reduced by approximately 20%.  As a consequence, the revised annual target production capacity for Phase 4 is now estimated at 42,000 kg per year (4A: 20,000 kg; 4B: 22,000 kg;). As disclosed with Q2 Fiscal 2020 results, the Company has completed construction of Phases 4A and 4B and received licensing approval from Health Canada for total licensed cultivation capacity of 89,000 kg per year (now estimated at 70,000 kg per year).

  During Q3 2020, the Company decided to indefinitely defer final completion of Phase 4C (the final stage in Phase 4 expansion) as originally designed due to less than anticipated demand (which the Company believes is largely due to a lack of an adequate retail network) and to more effectively manage and prioritize cash flow as well as potentially use the space for other opportunities (if strategic and/or market factors dictate).

  Phase 4C has effectively been partially completed and without any foreseeable near-term use for this Phase, the Company recognized an impairment charge of $37.7 million in relation to this asset in Q3 Fiscal 2020.

  The estimated capital cost to complete the entire Phase 4, such that 4C can be occupied, was approximately $1 million as of quarter-end.

Phase 5 Under Refurbishment

  Phase 5, once fully operational, is expected to add significant functionality to the Moncton Campus including additional post-harvesting rooms (including drying rooms), additional extraction capacity, and a dedicated derivatives and edibles facility.

  During Q3 2020, the Company received Health Canada's licensing approval for the remainder of Phase 5.  The license amendment includes the approval of a two-floor production facility designed to support all processing activity as well as dedicated spaces for packaging of flower, pre-rolls, vape pens and powdered beverages. The amendment to the License also allows for new purpose-built harvest and drying rooms and support areas for quality assurance, maintenance and sanitation.

  The estimated capital cost to complete Phase 5 was approximately $3 million as at quarter-end, largely related to the installation of certain equipment in the edibles and extraction areas.

Workforce Update

  On April 7, 2020, Organigram announced the temporary layoff of approximately 45 per cent of its workforce or approximately 400 employees primarily to help boost COVID-19 containment efforts. The Company had offered voluntary layoffs to certain staff and those that accepted made up the majority of the layoffs.  In some cases, due to the impacts of COVID-19, some administrative, support and other functions were deemed non-essential to the short-term needs of the business. The temporary layoffs were initiated on March 24, 2020.
  Effective May 13, 2020 as the province of New Brunswick began to lift some of the restrictions related to COVID-19, the Company began to implement a staggered return-to-work plan.
  On July 3, 2020, in relation to the worldwide COVID-19 pandemic and the continuing evolution of the Canadian cannabis industry, the Company provided a corporate update on its recent operational changes to better align its production capacity to prevailing market conditions, as a result the Company announced it had reduced its workforce by about 25% or approximately 220 employees.

Outlook

  The cannabis industry in Canada remains highly competitive and oversupplied amongst both licensed producers and the still dominant illicit market.  The Company believes it has right-sized the business to better match the current demand and competitive dynamics, but retains significant flexibility to increase production as the necessary Company infrastructure is already in place to do so.

  With the aforementioned launches in Q3 and Q4 2020, the Company believes it is well-positioned to capture incremental market share and sales over time.  Since most of the Q4 launches did not occur until mid-quarter or later and there was some supply disruption in its value in large format offering for about a month in Q4, the Company expects it will take until Q1 Fiscal 2021 before there is the potential for any meaningful incremental sales from the adult-use recreational market.
  To date in Q4 Fiscal 2020, the Company has also recorded wholesale revenue and expects to start shipping to Canndoc Ltd. in Q4 Fiscal 2020, subject to the receipt of an export license and placement of any required insurance coverage.
  The Company expects an improvement to gross margins before fair value changes to biological assets and inventories sold in Q4 2020 due to fewer inventory write-offs and provisions as compared to Q3 2020.  A negative non-cash adjustment to cost of sales for unabsorbed fixed overhead costs are anticipated to persist as Organigram intends to cultivate at less than the target cultivation capacity for the foreseeable future.  Further, as indicated in previous quarters, the Company expects some production inefficiencies to persist in the near term and impact gross margin while it continues to launch new Rec 2.0 products and optimize production.

Liquidity and Capital Resources

  Organigram generated $8.5 million in cash from continuing operations and ended the quarter with $44.8 million in cash and short-term investments.
  The Company only has modest remaining expansion capital expenditures of approximately $4 million to complete its plans for Phase 4 and 5 of the Moncton Campus Facility.
  During the quarter, the Company successfully completed an Amendment to the Credit Facility Agreement with BMO and the syndicate of lenders and subsequently drew the remaining $30 million on the term loan in June 2020.
  Organigram has completed its ATM equity program, first announced in April 2020.  During Q3 2020, the Company issued approximately 14.0 million common shares for gross proceeds of $31.1 million at a weighted average price of $2.21 per common share and net proceeds of $29.8 million after agents' commissions and other fees.  Subsequent to quarter-end, the Company issued approximately 7.0 million common shares for gross proceeds of $17.9 million at a weighted average price of $2.54 per common share.
  As at July 17, 2020, excluding the $8.0 million of restricted investment (GIC) the Company had $78.2 million in cash and short-term investments.

Capital Structure

(in 000s)	MAY 31, 2020	AUGUST 31, 2019
Current and long-term debt	$ 85,438	$ 49,576
Shareholders' equity	320,706	327,006
Total debt and shareholders' equity	$ 406,144	$ 376,582
Outstanding common shares	187,203	156,196
Outstanding common shares	187,203	156,196
Options	9,612	8,833
Restricted share units	930	842
Performance share units	132	-
Total fully-diluted shares	197,877	165,872

Outstanding basic and fully diluted share count as at July 17, 2020 is as follows:

(in 000s)	JULY 17, 2020
Outstanding common shares Options Restricted share units Performance share units	194,507 9,098 898 132
Total fully diluted shares	204,635

Third Quarter Fiscal 2020 Conference Call

The Company will host a conference call to discuss its results with details as follows:

Date: July 21, 2020

Time: 8:00 a.m. Eastern Standard Time

Toll Free (North America) Dial-In Number: (833) 502-0460

International Dial-In Number: +1 7785602593

* All participants will be required to enter Conference ID: 7882447 to gain access to the call.

Webcast: https://event.on24.com/wcc/r/2393332/93DADEF857E6C6908A4A4849C8FB44D8

A replay of the webcast will be available within 24 hours after the conclusion of the call at https://www.organigram.ca/investors and will be archived for a period of 90 days following the call.

Non-IFRS Financial Measures

This news release refers to certain financial performance measures (including, target production capacity, and adjusted EBITDA) that are not defined by and do not have a standardized meaning under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. These non-IFRS financial performance measures are defined below.  Non-IFRS financial measures are used by management to assess the financial and operational performance of the Company.  The Company believes that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company's operating results, underlying performance and prospects in a similar manner to the Company's management. As there are no standardized methods of calculating these non-IFRS measures, the Company's approaches may differ from those used by others, and accordingly, the use of these measures may not be directly comparable.  Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  Please refer to the Company's Q3 2020 MD&A for definitions and, in the case of adjusted EBITDA, a reconciliation to IFRS amounts.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and a Toronto Stock Exchange ("TSX") listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics and Trailblazer Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by Health Canada under the Cannabis Act (Canada) and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as "outlook", "objective", "may", "will", "could", "would", "might", "expect", "intend", "estimate", "anticipate", "believe", "plan", "continue", "budget", "schedule" or "forecast" or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances, and the Company's objectives, goals, strategies, beliefs, intentions, plans, estimates, forecasts, projections and outlook, including statements relating to the Company's future performance, the Company's positioning to capture additional market share and sales, expected improvement to gross margins before fair value changes to biological assets and inventories, the Company's plans and objectives including around  its credit facility, availability and sources of any future financing; expectations regarding the impact of COVID-19, expectations around  layoffs; expectations around market and consumer demand and other patterns related to existing, new and planned product forms; plans for further construction or expenditures at the Moncton Campus, estimates of costs for completion of those Phases and uses of spaces therein; timing for launch of new product forms, ability of those new product forms to capture sales and market share, estimates around incremental sales and more generally estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; statements regarding the future market of the Canadian cannabis market and, statements regarding the Company's future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. Forward-looking information has been based on the Company's current expectations about future events.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the heightened  uncertainty as a result of COVID-19 including any continued impact on production or operations, impact on demand for products, effect on third party suppliers, service providers or lenders; general economic factors; receipt of regulatory approvals or consents and any conditions imposed upon same and the timing thereof, ability to meet regulatory criteria which may be subject to change, change in regulation including restrictions on sale of new product forms, timing to receive any required testing results and certifications, results of final testing of new products, timing of new retail store openings being inconsistent with preliminary expectations, changes in governmental plans including related to methods of distribution and timing and launch of retail stores, timing and nature of sales and product returns, customer buying patterns and consumer preferences not being as predicted given this is a new and emerging market,  material weaknesses identified in the Company's internal controls over financial reporting, the completion of regulatory processes and registrations including for new products and forms, market demand and acceptance of new products and forms, unforeseen construction or delivery delays including of equipment, increases to expected costs,  competitive and industry conditions, customer buying patterns and crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time under the Company's issuer profile  on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com and reports and other information filed with or furnished to the United States Securities and Exchange Commission ("SEC") and available on the SEC's Electronic Document Gathering and Retrieval System ("EDGAR") at www.sec.gov including the Company's most recent MD&A and AIF available from time to time. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For Investor Relations enquiries, please contact:

Amy Schwalm
Vice-President, Investor Relations
amy.schwalm@organigram.ca
416-704-9057

For Media enquiries, please contact:

Marlo Taylor
Gage Communications
mtaylor@gagecommunications.ca